UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Micrel, Incorporated
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

59473101
(CUSIP Number)

Obrem Capital Management, LLC 733 3rd Avenue 11th Floor New York, New York 10017 Telephone - (646) 454-5311
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	59473101

This filing serves as a Schedule 13D Amendment with respect to Obrem Capital Management, LLC.

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,684,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

10,684,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,684,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	59473101

This filing serves as a Schedule 13D Amendment with respect to Obrem Capital (GP), LLC.

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (GP), LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,684,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

10,684,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,684,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	59473101

This filing serves as a Schedule 13D Amendment with respect to Andrew Rechtschaffen.

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Rechtschaffen

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

10,684,690

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

10,684,690

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

10,684,690

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.9%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	59473101

This filing serves as a Schedule 13D Amendment with respect to Obrem Capital Offshore Master, L.P.

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital Offshore Master, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,103,612

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

6,103,612

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

6,103,612

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	59473101

This filing serves as a new Schedule 13D with respect to Obrem Capital (QP), L.P.

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Obrem Capital (QP), L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,581,078

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

4,581,078

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,581,078

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.4%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	59473101

Item 1.	Security and Issuer.

No change.

Item 2.	Identity and Background.

No change.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by the Reporting Persons came from the working capital of the Reporting Persons or the private investment vehicles managed by the Reporting Persons, as the case may be.

The total cost for the Shares that the Reporting Persons may be deemed to beneficially own is $85,555,015.92.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On March 12, 2008, the Reporting Persons delivered a letter to the Issuer’s Board of Directors (“the Board”) expressing the Reporting Persons' desire to discuss potential alternatives through which the Issuer can create permanent shareholder value. As of the time of this filing, the Reporting Persons are collectively the beneficial owners of 14.9% of the Issuer's issued and outstanding Shares.  The Reporting Persons believe that shares of the Issuer are substantially undervalued and that the Board should explore strategic alternatives, including pursuing the sale of the entire company.   A copy of the letter sent to the Board dated March 12, 2008 was attached as Exhibit C to the Schedule 13D Amendment 1 filed on March 19, 2008.

In connection with their investment in the Shares of the Issuer, the Reporting Persons may also engage in communications with members of management and additional communications with the Board, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors with respect to the types of corporate action that may be covered in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of, or any hedging or similar transaction with respect to, the Shares or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(e)
As of the date of this filing, Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen may be deemed to be the beneficial owner of 10,684,690 Shares or 14.9% of the Shares of the Issuer, based upon the 71,753,339 Shares outstanding as of February 25, 2008, according to the Issuer's most recent Form 10-K.  As of the date of this filing, Obrem Capital Offshore Master, L.P. may be deemed to be the beneficial owner of 6,103,612 Shares or 8.5% of the Shares of the Issuer. As of the date of this filing, Obrem Capital (QP), L.P. may be deemed to be the beneficial owner of 4,581,078 Shares or 6.4% of the Shares of the Issuer.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 10,684,690 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 6,103,612 Shares. Obrem Capital (QP), L.P. has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 4,581,078 Shares.

Each of Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 10,684,690 Shares.  Obrem Capital Offshore Master, L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 6,103,612 Shares.  Obrem Capital (QP), L.P. has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 4,581,078 Shares.

The trading date, number of Shares purchased and the price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Exhibit B and were effected in open market transactions.

The Shares were acquired for investment purposes.  Obrem Capital Management, LLC, Obrem Capital (GP), LLC, Andrew Rechtschaffen, Obrem Capital Offshore Master, L.P. and Obrem Capital (QP), L.P. may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7.	Material to be Filed as Exhibits.

A.  An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

B.  A description of the transactions in the Shares that were effected by the Reporting Persons during the past 60 days is filed herewith as Exhibit B.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 24, 2008
(Date)

Obrem Capital Management, LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (GP), LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Andrew Rechtschaffen

/s/ Andrew Rechtschaffen

Obrem Capital Offshore Master, L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (QP), L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this amended Schedule 13D dated March 24, 2008, and any further amendments hereto, relating to the Common Stock, no par value, of Micrel, Incorporated shall be filed on behalf of the undersigned.

March 24, 2008
-----------------------
(Date)

Obrem Capital Management, LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (GP), LLC

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Andrew Rechtschaffen

/s/ Andrew Rechtschaffen

Obrem Capital Offshore Master, L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Obrem Capital (QP), L.P.
By:  Obrem Capital (GP), LLC, its general partner

By:  /s/ Andrew Rechtschaffen
     Andrew Rechtschaffen, Managing Member

Exhibit B

Transactions – Obrem Capital Management, LLC, Obrem Capital (GP), LLC and Andrew Rechtschaffen

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share

2/21/2008	Common Stock, no par value	28,290.00	$6.85
2/21/2008	Common Stock, no par value	25,460.00	$6.77
2/21/2008	Common Stock, no par value	5,660.00	$6.80
2/21/2008	Common Stock, no par value	25,460.00	$6.83
2/21/2008	Common Stock, no par value	21,710.00	$6.85
2/21/2008	Common Stock, no par value	19,540.00	$6.77
2/21/2008	Common Stock, no par value	4,340.00	$6.80
2/21/2008	Common Stock, no par value	19,540.00	$6.83
2/22/2008	Common Stock, no par value	14,140.00	$6.71
2/22/2008	Common Stock, no par value	14,140.00	$6.73
2/22/2008	Common Stock, no par value	5,660.00	$6.76
2/22/2008	Common Stock, no par value	5,660.00	$6.77
2/22/2008	Common Stock, no par value	8,490.00	$6.71
2/22/2008	Common Stock, no par value	14,140.00	$6.71
2/22/2008	Common Stock, no par value	14,140.00	$6.70
2/22/2008	Common Stock, no par value	14,140.00	$6.69
2/22/2008	Common Stock, no par value	10,860.00	$6.71
2/22/2008	Common Stock, no par value	10,860.00	$6.73
2/22/2008	Common Stock, no par value	4,340.00	$6.76
2/22/2008	Common Stock, no par value	4,340.00	$6.77
2/22/2008	Common Stock, no par value	6,510.00	$6.71
2/22/2008	Common Stock, no par value	10,860.00	$6.71
2/22/2008	Common Stock, no par value	10,860.00	$6.70
2/22/2008	Common Stock, no par value	10,860.00	$6.69
2/25/2008	Common Stock, no par value	7,410.00	$6.67
2/25/2008	Common Stock, no par value	5,660.00	$6.87
2/25/2008	Common Stock, no par value	5,660.00	$6.86
2/25/2008	Common Stock, no par value	5,660.00	$6.91
2/25/2008	Common Stock, no par value	5,660.00	$6.80
2/25/2008	Common Stock, no par value	5,660.00	$6.77
2/25/2008	Common Stock, no par value	5,660.00	$6.79
2/25/2008	Common Stock, no par value	5,660.00	$6.78
2/25/2008	Common Stock, no par value	5,660.00	$6.79
2/25/2008	Common Stock, no par value	5,660.00	$6.83
2/25/2008	Common Stock, no par value	14,140.00	$6.93
2/25/2008	Common Stock, no par value	5,660.00	$6.95
2/25/2008	Common Stock, no par value	5,690.00	$6.67
2/25/2008	Common Stock, no par value	4,340.00	$6.87
2/25/2008	Common Stock, no par value	4,340.00	$6.86
2/25/2008	Common Stock, no par value	4,340.00	$6.91
2/25/2008	Common Stock, no par value	4,340.00	$6.80
2/25/2008	Common Stock, no par value	4,340.00	$6.77
2/25/2008	Common Stock, no par value	4,340.00	$6.79
2/25/2008	Common Stock, no par value	4,340.00	$6.78
2/25/2008	Common Stock, no par value	4,340.00	$6.79
2/25/2008	Common Stock, no par value	4,340.00	$6.83
2/25/2008	Common Stock, no par value	10,860.00	$6.93
2/25/2008	Common Stock, no par value	4,340.00	$6.95
2/26/2008	Common Stock, no par value	5,660.00	$7.03
2/26/2008	Common Stock, no par value	5,660.00	$7.08
2/26/2008	Common Stock, no par value	4,340.00	$7.03
2/26/2008	Common Stock, no par value	4,340.00	$7.08
2/27/2008	Common Stock, no par value	7,580.00	$7.21
2/27/2008	Common Stock, no par value	5,660.00	$7.17
2/27/2008	Common Stock, no par value	5,820.00	$7.21
2/27/2008	Common Stock, no par value	4,340.00	$7.17
2/28/2008	Common Stock, no par value	211,886.00	$7.34
2/28/2008	Common Stock, no par value	56,570.00	$7.34
2/28/2008	Common Stock, no par value	162,630.00	$7.34
2/28/2008	Common Stock, no par value	43,430.00	$7.34
2/29/2008	Common Stock, no par value	131,260.00	$7.36
2/29/2008	Common Stock, no par value	242,390.00	$7.36
2/29/2008	Common Stock, no par value	100,740.00	$7.36
2/29/2008	Common Stock, no par value	186,050.00	$7.36
3/3/2008	Common Stock, no par value	379,366.00	$7.41
3/3/2008	Common Stock, no par value	12,650.00	$7.51
3/3/2008	Common Stock, no par value	283,240.00	$7.41
3/3/2008	Common Stock, no par value	9,450.00	$7.51
3/4/2008	Common Stock, no par value	275,584.00	$7.50
3/4/2008	Common Stock, no par value	84,570.00	$7.50
3/4/2008	Common Stock, no par value	75,460.00	$7.46
3/4/2008	Common Stock, no par value	205,750.00	$7.50
3/4/2008	Common Stock, no par value	63,130.00	$7.50
3/4/2008	Common Stock, no par value	56,340.00	$7.46
3/5/2008	Common Stock, no par value	306,250.00	$7.74
3/5/2008	Common Stock, no par value	109,930.00	$7.72
3/5/2008	Common Stock, no par value	34,350.00	$7.76
3/5/2008	Common Stock, no par value	228,650.00	$7.74
3/5/2008	Common Stock, no par value	82,070.00	$7.72
3/5/2008	Common Stock, no par value	25,650.00	$7.76
3/6/2008	Common Stock, no par value	205,310.00	$7.67
3/6/2008	Common Stock, no par value	82,929.00	$7.65
3/6/2008	Common Stock, no par value	22,900.00	$7.67
3/6/2008	Common Stock, no par value	153,290.00	$7.67
3/6/2008	Common Stock, no par value	61,910.00	$7.65
3/6/2008	Common Stock, no par value	17,100.00	$7.67
3/7/2008	Common Stock, no par value	177,370.00	$7.91
3/7/2008	Common Stock, no par value	97,390.00	$7.89
3/7/2008	Common Stock, no par value	132,430.00	$7.91
3/7/2008	Common Stock, no par value	72,710.00	$7.89
3/10/2008	Common Stock, no par value	224,056.00	$7.86
3/10/2008	Common Stock, no par value	42,940.00	$7.93
3/10/2008	Common Stock, no par value	143,140.00	$7.91
3/10/2008	Common Stock, no par value	167,280.00	$7.86
3/10/2008	Common Stock, no par value	32,060.00	$7.93
3/10/2008	Common Stock, no par value	106,860.00	$7.91
3/11/2008	Common Stock, no par value	101,340.00	$8.02
3/11/2008	Common Stock, no par value	59,142.00	$7.95
3/11/2008	Common Stock, no par value	11,450.00	$7.95
3/11/2008	Common Stock, no par value	199,154.00	$8.01
3/11/2008	Common Stock, no par value	1,218.00	$8.01
3/11/2008	Common Stock, no par value	75,660.00	$8.02
3/11/2008	Common Stock, no par value	44,160.00	$7.95
3/11/2008	Common Stock, no par value	8,550.00	$7.95
3/11/2008	Common Stock, no par value	148,690.00	$8.01
3/11/2008	Common Stock, no par value	938.00	$8.01
3/12/2008	Common Stock, no par value	94,010.00	$8.26
3/12/2008	Common Stock, no par value	70,190.00	$8.26
3/12/2008	Common Stock, no par value	2,860.00	$8.20
3/12/2008	Common Stock, no par value	2,140.00	$8.20
3/12/2008	Common Stock, no par value	110,834.00	$8.29
3/12/2008	Common Stock, no par value	82,740.00	$8.29
3/12/2008	Common Stock, no par value	120,893.00	$8.31
3/12/2008	Common Stock, no par value	90,260.00	$8.31
3/12/2008	Common Stock, no par value	44,200.00	$8.32
3/12/2008	Common Stock, no par value	33,000.00	$8.32
3/13/2008	Common Stock, no par value	168,799.00	$8.25
3/13/2008	Common Stock, no par value	131,201.00	$8.30
3/13/2008	Common Stock, no par value	20,000.00	$8.20
3/14/2008	Common Stock, no par value	275,371.00	$8.40
3/14/2008	Common Stock, no par value	82,800.00	$8.38
3/14/2008	Common Stock, no par value	25,000.00	$8.35
3/17/2008	Common Stock, no par value	71,000.00	$8.49
3/17/2008	Common Stock, no par value	123,300.00	$8.47
3/17/2008	Common Stock, no par value	15,000.00	$8.55
3/18/2008	Common Stock, no par value	74,300.00	$8.61
3/18/2008	Common Stock, no par value	411,400.00	$8.55
3/18/2008	Common Stock, no par value	146,000.00	$8.56
3/18/2008	Common Stock, no par value	20,000	$8.51
3/19/2008	Common Stock, no par value	305,000	$8.79
3/19/2008	Common Stock, no par value	243,334	$8.74
3/19/2008	Common Stock, no par value	332,820	$8.83
3/20/2008	Common Stock, no par value	10,811	$8.71
3/20/2008	Common Stock, no par value	25,000	$8.75
3/20/2008	Common Stock, no par value	25,000	$8.75
3/20/2008	Common Stock, no par value	100,000	$8.75
3/20/2008	Common Stock, no par value	158,800	$8.80
3/20/2008	Common Stock, no par value	25,000	$8.81
3/20/2008	Common Stock, no par value	150,000	$8.83
3/20/2008	Common Stock, no par value	25,000	$8.84
3/20/2008	Common Stock, no par value	50,000	$8.84
3/20/2008	Common Stock, no par value	151,360	$8.85
3/20/2008	Common Stock, no par value	201,940	$8.85
3/20/2008	Common Stock, no par value	181,454	$8.85
3/20/2008	Common Stock, no par value	125,000	$8.86
3/20/2008	Common Stock, no par value	10,000	$8.87
3/20/2008	Common Stock, no par value	32,000	$8.88
3/20/2008	Common Stock, no par value	18,000	$8.96
3/20/2008	Common Stock, no par value	50,000	$8.98

Transactions – Obrem Capital Offshore Master, L.P.

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share
2/21/2008	Common Stock, no par value	28,290.00	$6.85
2/21/2008	Common Stock, no par value	25,460.00	$6.77
2/21/2008	Common Stock, no par value	5,660.00	$6.80
2/21/2008	Common Stock, no par value	25,460.00	$6.83
2/22/2008	Common Stock, no par value	14,140.00	$6.71
2/22/2008	Common Stock, no par value	14,140.00	$6.73
2/22/2008	Common Stock, no par value	5,660.00	$6.76
2/22/2008	Common Stock, no par value	5,660.00	$6.77
2/22/2008	Common Stock, no par value	8,490.00	$6.71
2/22/2008	Common Stock, no par value	14,140.00	$6.71
2/22/2008	Common Stock, no par value	14,140.00	$6.70
2/22/2008	Common Stock, no par value	14,140.00	$6.69
2/25/2008	Common Stock, no par value	7,410.00	$6.67
2/25/2008	Common Stock, no par value	5,660.00	$6.87
2/25/2008	Common Stock, no par value	5,660.00	$6.86
2/25/2008	Common Stock, no par value	5,660.00	$6.91
2/25/2008	Common Stock, no par value	5,660.00	$6.80
2/25/2008	Common Stock, no par value	5,660.00	$6.77
2/25/2008	Common Stock, no par value	5,660.00	$6.79
2/25/2008	Common Stock, no par value	5,660.00	$6.78
2/25/2008	Common Stock, no par value	5,660.00	$6.79
2/25/2008	Common Stock, no par value	5,660.00	$6.83
2/25/2008	Common Stock, no par value	14,140.00	$6.93
2/25/2008	Common Stock, no par value	5,660.00	$6.95
2/26/2008	Common Stock, no par value	5,660.00	$7.03
2/26/2008	Common Stock, no par value	5,660.00	$7.08
2/27/2008	Common Stock, no par value	7,580.00	$7.21
2/27/2008	Common Stock, no par value	5,660.00	$7.17
2/28/2008	Common Stock, no par value	211,886.00	$7.34
2/28/2008	Common Stock, no par value	56,570.00	$7.34
2/29/2008	Common Stock, no par value	131,260.00	$7.36
2/29/2008	Common Stock, no par value	242,390.00	$7.36
3/3/2008	Common Stock, no par value	379,366.00	$7.41
3/3/2008	Common Stock, no par value	12,650.00	$7.51
3/4/2008	Common Stock, no par value	275,584.00	$7.50
3/4/2008	Common Stock, no par value	84,570.00	$7.50
3/4/2008	Common Stock, no par value	75,460.00	$7.46
3/5/2008	Common Stock, no par value	306,250.00	$7.74
3/5/2008	Common Stock, no par value	109,930.00	$7.72
3/5/2008	Common Stock, no par value	34,350.00	$7.76
3/6/2008	Common Stock, no par value	205,310.00	$7.67
3/6/2008	Common Stock, no par value	82,929.00	$7.65
3/6/2008	Common Stock, no par value	22,900.00	$7.67
3/7/2008	Common Stock, no par value	177,370.00	$7.91
3/7/2008	Common Stock, no par value	97,390.00	$7.89
3/10/2008	Common Stock, no par value	224,056.00	$7.86
3/10/2008	Common Stock, no par value	42,940.00	$7.93
3/10/2008	Common Stock, no par value	143,140.00	$7.91
3/11/2008	Common Stock, no par value	101,340.00	$8.02
3/11/2008	Common Stock, no par value	59,142.00	$7.95
3/11/2008	Common Stock, no par value	11,450.00	$7.95
3/11/2008	Common Stock, no par value	199,154.00	$8.01
3/11/2008	Common Stock, no par value	1,218.00	$8.01
3/12/2008	Common Stock, no par value	94,010.00	$8.26
3/12/2008	Common Stock, no par value	2,860.00	$8.20
3/12/2008	Common Stock, no par value	110,834.00	$8.29
3/12/2008	Common Stock, no par value	120,893.00	$8.31
3/12/2008	Common Stock, no par value	44,200.00	$8.32
3/13/2008	Common Stock, no par value	96,639.00	$8.25
3/13/2008	Common Stock, no par value	75,121.00	$8.30
3/13/2008	Common Stock, no par value	11,450.00	$8.20
3/14/2008	Common Stock, no par value	157,661.00	$840
3/14/2008	Common Stock, no par value	47,410.00	$8.38
3/14/2008	Common Stock, no par value	14,310.00	$8.35
3/17/2008	Common Stock, no par value	40,650.00	$8.49
3/17/2008	Common Stock, no par value	70,590.00	$8.47
3/17/2008	Common Stock, no par value	8,590.00	$8.55
3/18/2008	Common Stock, no par value	42,470.00	$8.61
3/18/2008	Common Stock, no par value	235,140.00	$8.55
3/18/2008	Common Stock, no par value	83,450.00	$8.56
3/18/2008	Common Stock, no par value	11,430	$8.51
3/19/2008	Common Stock, no par value	174,330	$8.79
3/19/2008	Common Stock, no par value	139,084	$8.74
3/19/2008	Common Stock, no par value	190,230	$8.83
3/20/2008	Common Stock, no par value	6,181.00	$8.71
3/20/2008	Common Stock, no par value	14,290.00	$8.75
3/20/2008	Common Stock, no par value	14,290.00	$8.75
3/20/2008	Common Stock, no par value	57,160.00	$8.75
3/20/2008	Common Stock, no par value	90,770.00	$8.80
3/20/2008	Common Stock, no par value	14,290.00	$8.81
3/20/2008	Common Stock, no par value	85,740.00	$8.83
3/20/2008	Common Stock, no par value	14,290.00	$8.84
3/20/2008	Common Stock, no par value	28,580.00	$8.84
3/20/2008	Common Stock, no par value	187,650.00	$8.85
3/20/2008	Common Stock, no par value	14,290.00	$8.85
3/20/2008	Common Stock, no par value	103,704.00	$8.85
3/20/2008	Common Stock, no par value	71,450.00	$8.86
3/20/2008	Common Stock, no par value	5,720.00	$8.87
3/20/2008	Common Stock, no par value	18,290.00	$8.88
3/20/2008	Common Stock, no par value	10,290.00	$8.96
3/20/2008	Common Stock, no par value	28,580.00	$8.98

Transactions – Obrem Capital (QP), L.P.

Date of Transaction	Title of Class	Number of Shares Purchased	Price Per Share
2/21/2008	Common Stock, no par value	21,710.00	$6.85
2/21/2008	Common Stock, no par value	19,540.00	$6.77
2/21/2008	Common Stock, no par value	4,340.00	$6.80
2/21/2008	Common Stock, no par value	19,540.00	$6.83
2/22/2008	Common Stock, no par value	10,860.00	$6.71
2/22/2008	Common Stock, no par value	10,860.00	$6.73
2/22/2008	Common Stock, no par value	4,340.00	$6.76
2/22/2008	Common Stock, no par value	4,340.00	$6.77
2/22/2008	Common Stock, no par value	6,510.00	$6.71
2/22/2008	Common Stock, no par value	10,860.00	$6.71
2/22/2008	Common Stock, no par value	10,860.00	$6.70
2/22/2008	Common Stock, no par value	10,860.00	$6.69
2/25/2008	Common Stock, no par value	5,690.00	$6.67
2/25/2008	Common Stock, no par value	4,340.00	$6.87
2/25/2008	Common Stock, no par value	4,340.00	$6.86
2/25/2008	Common Stock, no par value	4,340.00	$6.91
2/25/2008	Common Stock, no par value	4,340.00	$6.80
2/25/2008	Common Stock, no par value	4,340.00	$6.77
2/25/2008	Common Stock, no par value	4,340.00	$6.79
2/25/2008	Common Stock, no par value	4,340.00	$6.78
2/25/2008	Common Stock, no par value	4,340.00	$6.79
2/25/2008	Common Stock, no par value	4,340.00	$6.83
2/25/2008	Common Stock, no par value	10,860.00	$6.93
2/25/2008	Common Stock, no par value	4,340.00	$6.95
2/26/2008	Common Stock, no par value	4,340.00	$7.03
2/26/2008	Common Stock, no par value	4,340.00	$7.08
2/27/2008	Common Stock, no par value	5,820.00	$7.21
2/27/2008	Common Stock, no par value	4,340.00	$7.17
2/28/2008	Common Stock, no par value	162,630.00	$7.34
2/28/2008	Common Stock, no par value	43,430.00	$7.34
2/29/2008	Common Stock, no par value	100,740.00	$7.36
2/29/2008	Common Stock, no par value	186,050.00	$7.36
3/3/2008	Common Stock, no par value	283,240.00	$7.41
3/3/2008	Common Stock, no par value	9,450.00	$7.51
3/4/2008	Common Stock, no par value	205,750.00	$7.50
3/4/2008	Common Stock, no par value	63,130.00	$7.50
3/4/2008	Common Stock, no par value	56,340.00	$7.46
3/5/2008	Common Stock, no par value	228,650.00	$7.74
3/5/2008	Common Stock, no par value	82,070.00	$7.72
3/5/2008	Common Stock, no par value	25,650.00	$7.76
3/6/2008	Common Stock, no par value	153,290.00	$7.67
3/6/2008	Common Stock, no par value	61,910.00	$7.65
3/6/2008	Common Stock, no par value	17,100.00	$7.67
3/7/2008	Common Stock, no par value	132,430.00	$7.91
3/7/2008	Common Stock, no par value	72,710.00	$7.89
3/10/2008	Common Stock, no par value	167,280.00	$7.86
3/10/2008	Common Stock, no par value	32,060.00	$7.93
3/10/2008	Common Stock, no par value	106,860.00	$7.91
3/11/2008	Common Stock, no par value	75,660.00	$8.02
3/11/2008	Common Stock, no par value	44,160.00	$7.95
3/11/2008	Common Stock, no par value	8,550.00	$7.95
3/11/2008	Common Stock, no par value	149,628.00	$8.01
3/12/2008	Common Stock, no par value	82,740.00	$8.29
3/12/2008	Common Stock, no par value	90,260.00	$8.31
3/12/2008	Common Stock, no par value	33,000.00	$8.32
3/12/2008	Common Stock, no par value	2,140.00	$8.20
3/12/2008	Common Stock, no par value	70,190.00	$8.26
3/13/2008	Common Stock, no par value	72,160.00	$8.25
3/13/2008	Common Stock, no par value	56,080.00	$8.30
3/13/2008	Common Stock, no par value	8,550.00	$8.20
3/14/2008	Common Stock, no par value	117,710.00	$8.400
3/14/2008	Common Stock, no par value	35,390.00	$8.38
3/14/2008	Common Stock, no par value	10,690.00	$8.35
3/17/2008	Common Stock, no par value	30,350.00	$8.50
3/17/2008	Common Stock, no par value	52,710.00	$8.47
3/17/2008	Common Stock, no par value	6,410.00	$8.55
3/18/2008	Common Stock, no par value	31,830.00	$8.61
3/18/2008	Common Stock, no par value	176,260.00	$8.55
3/18/2008	Common Stock, no par value	62,550.00	$8.56
3/18/2008	Common Stock, no par value	8,570	$8.51
3/19/2008	Common Stock, no par value	130,670	$8.79
3/19/2008	Common Stock, no par value	104,250	$8.74
3/19/2008	Common Stock, no par value	142,590	$8.83
3/20/2008	Common Stock, no par value	4,630.00	$8.71
3/20/2008	Common Stock, no par value	10,710.00	$8.75
3/20/2008	Common Stock, no par value	10,710.00	$8.75
3/20/2008	Common Stock, no par value	42,840.00	$8.75
3/20/2008	Common Stock, no par value	68,030.00	$8.80
3/20/2008	Common Stock, no par value	10,710.00	$8.81
3/20/2008	Common Stock, no par value	64,260.00	$8.83
3/20/2008	Common Stock, no par value	10,710.00	$8.84
3/20/2008	Common Stock, no par value	21,420.00	$8.84
3/20/2008	Common Stock, no par value	140,650.00	$8.85
3/20/2008	Common Stock, no par value	10,710.00	$8.85
3/20/2008	Common Stock, no par value	77,750.00	$8.85
3/20/2008	Common Stock, no par value	53,550.00	$8.86
3/20/2008	Common Stock, no par value	4,280.00	$8.87
3/20/2008	Common Stock, no par value	13,710.00	$8.88
3/20/2008	Common Stock, no par value	7,710.00	$8.96
3/20/2008	Common Stock, no par value	21,420.00	$8.98

SK 25940 0001 866737